EXHIBIT 99.1

For Immediate Release	Date: December 1, 2017
17-47-TR

Teck Announces Appointment of Kalev Ruberg as Vice President, Teck
Digital Systems and Chief Information Officer

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today the appointment of Kalev Ruberg as Vice President, Teck Digital Systems and Chief Information Officer.

“Kal brings to the role a strong background in information systems and technology and applied artificial intelligence,” said Don Lindsay, President and CEO. “His ongoing leadership will be key to managing Teck’s digital systems, which are critical to our safety, sustainability, cost reduction and productivity efforts.”

Mr. Ruberg joined Teck in 2006 as Chief Information Officer and brings to his role of Vice President, Teck Digital Systems more than 40 years of experience in information systems and technology.

Mr. Ruberg holds a Bachelor of Science and Master of Architecture, both from the Massachusetts Institute of Technology.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com